VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005
OFFICES IN CHICAGO, NEW YORK CITY, AND LIVINGSTON, NEW JERSEY

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com

June 22, 2004

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549

Re: **File No. 82-34758**
HHG plc Exemption Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of HHG plc, a company incorporated under the laws of England and Wales ("HHG"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that HHG has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that HHG is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Warmest regards,

Jason K. Zachary

JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HHG PLC

- Update of Number of CDIs quoted on the Australian Stock Exchange dated June 2, 2004.
- Press release dated May 21, 2004 announcing the resignation of Pat Handley from the board of directors of HHG plc.
- Press release dated May 27, 2004 announcing the closing of operations of Towry Law International, a subsidiary of HHG plc, to new business.
- Press release dated June 10, 2004 attaching the scripts for the opening addresses of the Chairman and CEO of HHG plc at the 2004 Annual General Meeting.
- Press release dated June 10, 2004 announcing the results of the HHG plc Annual General Meeting.

Update of number of CDIs quoted on ASX

Name of entity

HHG PLC

ABN

30 106 988 836

We (the entity) give ASX the following information.

1	Class of securities	CHESS Depositary Interests (CDIs)
2	Principal terms of the securities	CDIs issued over fully paid ordinary shares quoted on the London Stock Exchange (LSE)
3	Date of update	2 June 2004

		Number	Class
4	Securities quoted on ASX:		CDIs:
	At previous report	1,772,939,489	At 30 April 2004
	Net transfers*	(34,489,567)	
	This report	1,738,449,922	At 31 May 2004
	*transfers between CDIs and ordinary shares listed on the LSE		

		Number	Class
5	Number and class of all securities not quoted on ASX	2,710,209,470	Fully paid ordinary shares quoted on the LSE

Gerald Watson, Company Secretary

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

RECEIVED
2004 JUN 24 A 9:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HHG PLC

10 June 2004

Results of the HHG PLC Annual General Meeting held on 10 June 2004

In accordance with ASX Listing Rule 3.13.2 and UKLA Listing Rule 9.32, HHG reports that the resolutions contained in Resolutions 1 to 4 and 6 to 16 of the Notice of Meeting (dated 14 April 2004 and lodged with the ASX and the UKLA Document Viewing Facility on 26 April 2004) were passed by the requisite majority of shareholders.

All resolutions put to the meeting were decided on a show of hands.

No resolution was amended or withdrawn other than proposed Resolution 5: "To appoint Mr R P Handley as a Director of the Company", which was withdrawn prior to the meeting and lapsed at the meeting.

The information required by section 251AA(2) of the Australian Corporations Act 2001 (Cth) in respect of each resolution passed at the meeting is set out below.

Resolution 1: Directors' Report and Accounts
"To receive the accounts for HHG PLC for the year ended 31 December 2003 and the reports of the Directors and the auditors thereon."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,341,070,397	1,130,883	5,366,740	65,108,742	1,407,310,022

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Resolution 2: Directors' Remuneration Report
"To approve the Directors' Remuneration Report for the year ended 31 December 2003."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,314,920,830	15,344,516	17,008,768	65,233,629	1,395,498,975

Resolutions 3 to 11: Appointment of existing Directors

Resolution 3: "To appoint Sir Malcolm Bates as a Director of the Company."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,309,171,077	32,041,018	5,392,847	65,165,779	1,406,377,874

Resolution 4: "To appoint Mr P J Costain as a Director of the Company."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,231,301,600	100,898,389	14,259,806	65,226,455	1,397,426,444

Resolution 5: "To appoint Mr R P Handley as a Director of the Company."
The proposed resolution lapsed

Resolution 6: "To appoint Mr N T Hiscock as a Director of the Company."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,339,964,533	1,836,967	5,448,854	65,271,184	1,407,072,684

Resolution 7: "To appoint Mr A C Hotson as a Director of the Company."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,337,792,874	1,214,035	8,209,392	65,283,775	1,404,290,684

Resolution 8: "To appoint Mr I W Laughlin as a Director of the Company."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,339,869,520	1,927,014	5,452,007	65,247,523	1,407,044,057

Resolution 9: "To appoint Mr D J S Roques as a Director of the Company."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,336,912,500	1,892,006	8,285,110	65,334,704	1,404,139,210

Resolution 10: "To appoint Sir William Wells as a Director of the Company."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,301,475,534	33,244,409	11,581,212	65,323,191	1,400,043,134

Resolution 11: "To appoint Mr R P Yates as a Director of the Company."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,336,456,291	1,882,622	8,819,986	65,282,837	1,403,621,750

Resolution 12: Reappointment of Auditors

"To reappoint Ernst & Young LLP as Auditors to the Company until the conclusion of the next general meeting at which accounts are laid."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,337,767,043	5,308,658	4,276,730	65,215,434	1,408,291,135

Resolution 13: Remuneration of the Auditors

"To authorise the Directors to agree the remuneration of the Auditors."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,340,885,029	1,852,975	4,631,539	65,197,236	1,407,935,240

Resolution 14: Establishment of the Henderson Share Incentive Plan

"To approve the establishment of the Henderson Share Incentive Plan, the main terms of which are described on pages 7 and 8 of the booklet which contains the Notice convening this meeting and a copy of the draft trust deed and rules of which are signed by the Chairman for identification purposes, and authorise the Directors to make such amendments as necessary to obtain Inland Revenue approval to the same."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,337,923,602	5,347,905	4,208,707	65,221,273	1,408,492,780

Resolution 15: Establishment of other HHG Share Incentive Plans

"To authorise HHG PLC and any of its subsidiaries to establish such employee incentive plans as the Directors may consider appropriate for the benefit of employees of HHG PLC and any of its subsidiaries (including directors), provided that any such plans are based on and are substantially the same as the Henderson Share Incentive Plan subject to such modifications (including making provision for the payment of cash amounts instead of shares) as the Directors consider are necessary or desirable to take account of relevant local tax, exchange control, securities laws and administrative costs."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,334,771,481	8,363,920	4,352,676	65,215,317	1,408,350,718

Resolution 16: Authority to make "political donations"

"To authorise HHG PLC to make donations to European Union (EU) political organisations not exceeding £100,000 in total and to incur EU political expenditure not exceeding £100,000 in total, during the period beginning with the date of the 2004 annual general meeting and ending on the date of the 2005 annual general meeting. For the purposes of this Resolution, "donations", "EU political organisations" and "EU political expenditure" have the meaning given to them in part XA of the Companies Act 1985."

	For	Against	Abstain	Proxy's Discretion	Total (excluding Abstain)
Total number of proxy votes exercisable by all proxies validly appointed:	1,276,412,892	55,392,721	15,743,917	65,078,202	1,396,883,815

G A Watson
Company Secretary

HHG PLC

AMP director resignation

21 May 2004

HHG PLC today announced the resignation of Pat Handley, a non-executive director and the nominated AMP Limited ("AMP") representative director, from the Board of HHG PLC ("HHG"), with immediate effect, in line with his retirement from the AMP Board at the AMP AGM on 20 May 2004.

Notes to Editors

- Mr Handley was standing for re-election at HHG's Annual General Meeting on 10 June 2004. However, he will not seek to be re-appointed to the Board and the resolution for his re-election will not be put to the Meeting.
- AMP has announced that at this stage it does not need a Director representative on the HHG Board, the role Mr Handley filled.

<u>**For further information**</u>

HHG Investor Relations Gail Williamson, HHG Director of Investor Relations	+44 20 7818 5310 investor.relations@hhg.com
HHG Media – UK Alex Child-Villiers, Financial Dynamics	+44 20 7269 7190
HHG Media – Australia Graham Canning, Cannings Catherine Frost, Cannings	+61 2 9252 0622

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

HHG PLC

10 June 2004

HHG Annual General Meeting

HHG today holds its 2004 Annual General Meeting.

The scripts for the opening addresses by the Chairman and Chief Executive are attached.

Part One: HHG Chairman's address to Shareholders

Part two: HHG Chief Executive's address to Shareholders

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Address by Sir Malcolm Bates, Chairman, to the HHG Annual General Meeting 10 June 2004

The twelve months ending December 2003 was truly a watershed year for all of HHG's operations as the group worked through the deteriorating regulatory solvency position of the life businesses and the severe impact of ongoing negative equity markets and the difficult operating environment in the UK.

In the first half of the year, the Board of AMP, myself included, had to take decisive action to remedy the problems in the UK and, regrettably, this meant painful consequences for our shareholders and our customers.

Facing the reality of the UK market and the restricted capital available, the decision was taken to close the life companies to new business, remove risk by reducing (and in some cases eliminating) equity exposure and ultimately moving to demerge from the AMP Group.

The effect of this was to record losses of £975 million midway through 2003 as it became clear that, in the light of the new strategy, the UK life businesses were less valuable than previously thought. AMP made those difficult decisions because it felt they were in the best long term interests of its shareholders.

During the second half of the year, a new Senior Management Team was put in place to execute those decisions and ensure the creation of viable ongoing UK operations that could succeed on a stand-alone basis as HHG.

Our people have worked tirelessly on behalf of shareholders, in difficult circumstances, to deliver the demerger and to list HHG in both Australia and the UK. When we set out on this course of action, success was by no means guaranteed. In one of the most challenging corporate and market environments, we completed the complex transactions necessary to restructure and demerge, while also preserving the ongoing operations and the viability of the new entity.

This was not easy.

The extent of the issues, the actions that needed to be taken and ultimately the 2003 full year loss of £864m were truly awful for everyone involved - our shareholders, our customers and our employees.

Resolution of the crisis facing the AMP Group, and as a result HHG, was not simple. It required significant investment and tremendous effort, from everyone involved, to put the new plan into effect.

But we now need to draw a line in the sand.

As difficult as the last year has been, the actions and the historical losses are part of HHG's and AMP's past.

I am pleased to report that what has been created for the future is a strong, independent company which is in both the ASX 100 and FTSE 250 indices; we have a market capitalisation of over £1bn and we have close to 3,000 employees primarily in the UK and Europe.

I would like to take this opportunity to pay tribute to the management team, all of our employees, and especially those who continued to drive the demerger in the knowledge that their own jobs would disappear, and finally, to my fellow board members who all played their part in the creation of HHG.

I would also like to thank our shareholders for their ongoing commitment and support. I am happy to say that the majority of shareholders who received HHG shares on 23 December last remain with us and, in addition, significant new investors have recognised the inherent value of the HHG Group and have become shareholders.

We thank you all.

I am pleased to receive regular correspondence and feedback from shareholders directly, and I would like to touch on some matters which have been raised since our December listing.

First, we have had some questions regarding the size and composition of the Board of Directors.

We believe our Board composition was right for the scale and complexity of the challenges facing us in 2003, which placed strong demands on the Directors. Following the resignations this year of Andrew Mohl and Pat Handley, the HHG Board now comprises eight directors of which a majority are non-executive, which is standard practice in UK-listed companies. I would like to take this opportunity to thank both Andrew and Pat for their valuable contributions to our affairs and wish them all good fortune in the future. AMP has, incidentally, notified us that, notwithstanding its entitlement to a Board position whilst it holds at least five percent of the ordinary shares – and it currently holds 10% - it does not intend to nominate a replacement representative director at this stage.

During 2004, the Board will be undertaking an evaluation of its own performance, including that of the Chairman. The evaluation will include the effectiveness of the Board and consideration of its size, to ensure that we have the right blend of experience and skills. This is particularly important as the composition of the Board established to see us effectively through listing will now undergo a period of change.

Shareholders may be aware that I will be turning 70 during the course of this year and, as such, it is my intention to retire from the Board before the next AGM and at an appropriate time after the appointment of a Chairman designate. Our

Senior Independent Director, Sir William Wells, is currently working with external recruiters to assess potential candidates.

Furthermore, Peter Costain and Sir William Wells will stand down after long and loyal service at or before the 2005 AGM and we are already actively assessing appropriate appointments to take their place.

As part of the planning for the future of the HHG Board, and having regard to the departures which I have touched upon, the Board commits to seek out Directors with the appropriate depth and breadth of skill and experience to ensure safe stewardship for shareholders. This is an ongoing process and we hope to move swiftly to ensure that the new members needed can be appointed in this year of transition before the departures previously mentioned take place. We will announce any such appointments and all shareholders will, of course, have an opportunity to vote on those appointments at the next AGM.

Today, though, you have the opportunity to vote on the current Board's reappointment. Details about your Board members are contained in their detailed biographies set out in your Notice of Meeting which outlined the resolutions and also on pages 12 and 13 of the Annual Report & Accounts. In the interest of time, given that it is early evening in Australia and we have 15 resolutions for shareholders to consider, I will not ask each individual director to speak about their appointment.

A further issue I would like to address deals with remuneration of executives and senior managers. Over 95% of our senior employees are located in the United Kingdom and it is in this market that we must primarily compete for executive talent, notwithstanding that we are listed in both Sydney and London.

Accordingly, our overall pay levels and the mix between base pay and incentives needs to be competitive in the UK market and take into account the complex nature of the HHG operations. In designing management packages as part of the proposal to demerge, a detailed review of remuneration was conducted and care was also taken to observe UK best practice guidelines and to incorporate professional advice from leading external remuneration consultants.

In addition, to ensure appropriate longer term focus on delivering shareholder value, management packages also incorporate a Long Term Incentive component tied to Total Shareholder Return.

I would like to take a moment to explain why, following discussion with our advisers and our industry body, HHG has selected Total Shareholder Return.

We felt that given the Group's recent volatile performance and extensive restructuring, the total return to shareholders (namely, dividend and movement in share price) would be more appropriate as a measure of performance than earnings per share. However, in addition to the relative Total Shareholder Return, the Remuneration Committee of the Board will also review other financial variables to ensure that the change in Total Shareholder Return is representative of underlying financial performance of the Group, before approving vesting of

awards. We will, of course, continue to keep our remuneration policies and practices under review.

It is also our intention that all HHG employees have access to a broadly similar share plans, so as to help ensure that as many members of staff as possible have incentives closely aligned to the interests of shareholders. You will be asked to vote on these later today in two resolutions.

Shareholders have also asked about the dividend policy for HHG. Prior to demerger, the Board took the view that dividends should only be paid out of surplus cash earnings above and beyond the operational funding that is required to continue to strengthen and allow organic growth in the underlying business. This policy was designed to ensure that, as a newly listed company, HHG is able to establish a solid financial position and is able to maintain, as best as possible, the sustainability of dividend payments into the future. We believe this approach is in the best long term interests of shareholders.

We have endeavoured to ensure that our shareholders are aware of, and understand, the dividend policy by communicating it to each shareholder; initially in the Demerger Proposal Explanatory Memorandum and again in my letter sent with share certificates and CDI holding statements in January. We believe it is not likely that a dividend will be payable in 2004 and 2005, but the Board will keep the matter under close review.

May I also take this opportunity to explain the various challenges inherent in having a UK-based company which is listed both in London and Sydney. While we do our best to ensure we service our shareholder base in both geographies - hence our simulcast AGM today - it does mean that we have to bear additional costs and take some decisions on appropriate standards and practices. These range from the detail of deciding from where to mail shareholder reports, to the more substantive issues regarding, for example, accounting standards and remuneration practice.

HHG is a UK-based company without any Australian business operations and, to ensure comparability with similar UK companies and a level playing field for investment decisions, we follow UK best practice and disclosure guidelines. As we are listed on the Australian Stock Exchange, we also meet Australian stock exchange disclosure requirements. In addition, we endeavour to adopt the best practice guidelines of each market, but we recognise that UK practices will sometimes be different to standard Australian practice but, where practicable, we aim to incorporate both. However, it is not always appropriate, and, where we differ, we will state why.

In conclusion, your Board of Directors believes that a significant amount has been achieved in a very short space of time and, further, that HHG is well placed to face the future and, over time, to deliver the right returns to our shareholders.

Thank you very much.

Address by Roger Yates,
Chief Executive,
to the HHG Annual General Meeting
10 June 2004

2003 was an extraordinary year for HHG and its businesses. At every point during the year there were major issues to deal with, or challenges to overcome. These included chronically weak equity markets during the first part of the year; a series of difficult decisions which had to be taken concerning the life companies, partly as a consequence of this equity market weakness; and significant regulatory changes in the UK which needed to be assessed and planned for. At the same time, we were in the process of demerging the businesses from AMP under the banner of HHG, while preparing for a stock market listing.

Throughout all this, our primary objective was to establish HHG on a solid financial footing. This was essential in order to make the most of the opportunities within each of the major businesses. During the demerger process there was so much negative media commentary about the UK operations of AMP that you could have been forgiven for thinking they were worthless. We felt differently. There were certainly problems that needed fixing, but there was never any doubt in my mind that we could deliver value for our shareholders over the long-term.

In establishing a solid platform for the future, we also had to ensure that HHG could withstand any further buffeting from financial markets and cope with future regulatory changes. Financial conservatism was therefore an important guiding principle. There were three essential steps to ensuring that HHG had a solid financial base for the future.

First, reducing equity market risk in the life companies, given the limited shareholder capital available.

Second, ensuring that provisions were adequate to cover a wide range of potential liabilities.

Third, simplifying the corporate structure and building a strong balance sheet for HHG.

All three steps were essential, but the last one was of particular importance and involved the completion of two capital raisings totalling £306 million (net). This action strengthened the balance sheet and enabled the Group to acquire full and direct ownership of Henderson Global Investors from the Pearl shareholders' fund. In the process there was dilution of the interests of shareholders who were not able to participate in the placings. However, the most practical and cost effective route to raising capital was through institutional offerings.

A solid financial position was key to achieving a successful listing on both the London and Australian stockmarkets. But just as important was educating

investors that there was significant potential within the HHG Group of businesses which could be unlocked.

Let me remind you what those businesses are: first, Henderson Global Investors, a leading European asset management company with approximately £70bn or A$175bn under management; second, Life Services, which runs the closed life and pension books of four main life companies – Pearl Assurance, NPI, National Provident Life and London Life; and third Towry Law, an independent financial advisory firm based in the UK. We saw, and still see, an opportunity to deliver growth to our shareholders from the fund management operation and extract value for shareholders from the Life Services business and Towry Law. Everything we did in 2003 and have done so far in 2004 has been focused on delivering these twin objectives. Let me review progress on both fronts by reference to the 2003 results.

The HHG financial result for 2003 reflected two broad themes: First, the cost of the actions taken to reduce risk in the life businesses which led to a significant write down and ultimately a full year loss. Second, the underlying positive trend in the operating results, which are evident when you compare the first half to the second half.

As regards the first theme, the principal driver of the write-downs was the reduction in the equity exposure of the life companies and the decision to close to new business. These steps led directly to a write down of goodwill and to exceptional charges, including restructuring costs, which totalled approximately £900 million. In turn, the decision to close to new business and reduce risk in the life companies was a direct result of there being no more shareholder capital available to the life companies. A loss of this magnitude is a bitter pill for shareholders to swallow but there really was no alternative available if the life companies were to meet regulatory solvency requirements.

As regards the underlying trend in operating results, the second half saw a number of promising themes emerging. In Life Services, the focus on operational efficiency began to bear fruit with cost reduction targets met. On a like for like basis, costs fell from £228million in 2002 to £172million in 2003. Meanwhile, the Embedded Value of the Life Services businesses, an important measure of value in these operations, rose significantly from £845million to £1.15 billion. At the same time, the solvency position of the life companies improved as a consequence of the restructuring we undertook.

Turning to Henderson, the second half operating profit before tax of £19million represented a 46% increase on the first half. Behind this significant improvement lay a marked recovery in stock markets during the second half, with the FTSE rising from 4031 to 4477 helping to grow our assets under management. At the same time, there were good inflows into higher margin products such as mutual and hedge funds.

Looking back, I would characterise 2003 as a year of enormous change for the businesses within HHG. The financial consequence of this change was the significant write-downs we reported for the first half and which were equally

evident in the full year figures. At the same time, the second half showed that the businesses were on an improving trend. Our job now is to build on that improvement in 2004 and beyond.

How will we do this? First, it will be by growing Henderson into a larger, more profitable and thereby more valuable fund management business. There are several key foundation stones for this, including:

- Consistently good investment performance;
- A greater focus on higher margin products; and
- Higher levels of profitability consistent with our mix of business.

On the first point of investment performance Henderson is a broad and diversified business which makes it difficult to generalise. That said the year has started satisfactorily overall – within this there are some standout performers, but there are also a few areas which need improvement. Where that is the case we are taking action either by process improvement or further strengthening of investment teams. On the second point, product focus, we are seeing good inflows into mutual funds in Europe, into hedge funds and in property, all of which are higher margin activities for us. This is important because the revenues gained from growth in the higher margin areas are more than offsetting revenues lost from outflows associated with the run off of the life companies. On the third point, profitability, we are targeting an improvement in the cost/income ratio in 2004 to below 80% compared to 84% in 2003, assuming stable market conditions. The growth in revenue to date means we are on track to achieve this target.

This is not to say that Henderson does not have challenges to face. We've already talked about investment performance, which is the life blood of the fund management operation. The institutional business is in a transition period as the industry trend is for clients to shift assets from balanced to more specialised funds continues. The regulatory environment is changing in some important areas. And the competition for investment talent is greater than ever. We need to work hard in all these areas to ensure that Henderson continues to make progress.

We also aim to deliver value to shareholders from the Life Services business. Again, there are a number of important steps to be taken to achieve this.

We need to

- Ensure that the reduction in risk we undertook in 2003 is maintained;
- Continue to build the regulatory solvency position of the life companies as an essential precursor to the release of shareholder capital; and
- Continue to improve efficiency and profitability.

On all three counts I am satisfied with the progress we are making. On risk reduction, we continue to carefully monitor all the risks in the life funds and to seek to mitigate them where possible, for example by better matching of assets and liabilities.

On regulatory solvency, the second half of 2003 saw an improvement in the position of the life companies, particularly under the new realistic reporting regime introduced by FSA consultation paper CP195 and soon to be finalised. It remains our objective to get the regulatory solvency position to a level at which the release of shareholder capital is possible. However, at this stage it is still prudent to assume that substantial release of shareholder capital will only appear in the longer term.

On efficiency, we are targeting operating costs in Life Services of £130million for the full year 2004 which will allow the service company to at least breakeven and we are on track to achieve this.

With reference to our other businesses, Ample, Virgin Money and Towry Law, we have made progress in realising value. We completed the sale of Ample in February and our 50% share in Virgin Money in April.

We also recently announced the closure to new business of the international operations of Towry Law following a review. Not withstanding this closure there are some outstanding client issues specifically related to products distributed by Towry Law International, which have previously been identified. We are working with the relevant regulators on these issues but we do not anticipate that there will be a material financial impact on HHG.

Towry Law's operations in the UK are not affected by the closure of the international operation and are performing satisfactorily.

We do expect higher corporate costs for the full year 2004. The increase in corporate costs seen in the second half of 2003 will be a feature of both halves of this year, and, in addition, we expect further expenses related to maintaining a listing in two markets and servicing over 900,000 shareholders. But we will continue to work hard to rein in costs over time.

Let me sum up where we are. As you've heard from both the Chairman and me, 2003 was about doing what needed to be done in the face of an extremely difficult financial environment.

But this is now behind us. For the future we have a sound platform on which to build.

In our two main businesses, both Henderson and Life Services, the prospects for 2004 are good. This is satisfactory as far as it goes. But in both cases it is really important that we play a long game. We must maintain a longer-term perspective if we are to build a powerful and valuable asset management operation, to extract value from the Life Services business and deliver value to our shareholders. On all fronts there is a great deal still to do. But in HHG we now have a solid and financially stable platform on which to build and I look forward to the rest of 2004 and beyond with confidence.

HHG PLC

Towry Law closes international business

27 May 2004

Towry Law, a subsidiary of HHG PLC, today announced that, in light of difficult market conditions and following a strategic review, it will close the operations of Towry Law International (TLI) to new business. Subject to regulatory approval, the TLI offices in the Middle East (Bahrain and Dubai) and Japan will close and the TLI office in Hong Kong will become the client servicing centre for all of TLI's international business.

TLI has advised the appropriate regulatory authorities and is writing to all existing clients to advise them of this decision and provide information on arrangements for future service provision. TLI will work with regulators in each jurisdiction to achieve an orderly exit from the respective markets.

The closure of TLI has no impact on the operations of Towry Law in the United Kingdom. It is not expected to have a material impact on the HHG Group.

For further information

HHG Investor Relations
Gail Williamson,
HHG Director of Investor Relations
+44 20 7818 5310
investor.relations@hhg.com

HHG Media – UK
Alex Child-Villiers, Financial Dynamics
Robert Bailhache
+44 20 7269 7190

HHG Media – Australia
Graham Canning, Cannings
Catherine Frost, Cannings
+61 2 9252 0622

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
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